Exhibit 99.1

Century 21 China Real Estate Reports Second Quarter 2014 Unaudited Financial Results

Mortgage Management Services Segment Maintains Growth Momentum

BEIJING, China, August 19, 2014 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights(1)

•                      Consolidated net revenue was RMB122.6 million (US$19.8 million), a decrease of 9.1% from the first quarter of 2014, and a decrease of 42.2% from the second quarter of 2013.

•                      Net loss was RMB41.1 million (US$6.6 million), compared to a net loss of RMB47.4 million in the first quarter of 2014, and a net loss of RMB29.6 million in the second quarter of 2013.

•                      Net loss attributable to IFM Investments Limited was RMB38.8 million (US$6.3 million), compared to a net loss attributable to IFM Investments Limited of RMB47.5 million in the first quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB23.7 million in the second quarter of 2013. Net loss attributable to IFM Investments Limited in the second quarter of 2014 included restructuring costs, primarily store closure-related costs, of approximately RMB7.1 million (US$1.1 million).

“Market conditions were more challenging than we had expected in the second quarter, with transaction volumes stuck at very low levels,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “In response, we made additional store closures that, while affecting our second-quarter performance, should soften any longer-term impact.”

Mr. Harry Lu, vice chairman and president, added, “We remain committed to developing higher-margin areas of our business, such as mortgage management services and our franchise network, that are less sensitive to fluctuations in overall market transaction volumes. As part of this, we are looking at opportunities to develop unique O2O partnerships with P2P lending platforms. The agreement recently signed with Dianrong.com, the ‘Lending Club of China,’ is a good example of this. Combined with our continued efforts to improve the efficiency of our core business, we’re hopeful this strategy will lead to a gradual recovery in our bottom-line performance through the rest of the year.”

Second Quarter 2014 Results

Consolidated net revenue was RMB122.6 million (US$19.8 million), a decrease of 9.1% from RMB134.9 million in the first quarter of 2014, and a decrease of 42.2% from RMB212.1 million in the second quarter of 2013. The sequential decrease was primarily due to a decrease in revenue from primary and commercial services provided by the Company’s Shanggu business

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended June 30, 2014, were made at a rate of RMB6.2036 to US$1.00 which is the noon buying rate on June 30, 2014 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

unit. The year-over-year decrease was a result of lower revenue from company-owned brokerage services and primary and commercial services in the second quarter of 2014, due to the continuing nationwide slowdown in transaction volumes in the secondary and primary property markets in China.

•                      Revenue from company-owned brokerage services was RMB88.7 million (US$14.3 million), representing a decrease of 5.1% from RMB93.5 million in the first quarter of 2014, a decrease of 43.2% from RMB156.2 million in the second quarter of 2013, and 72.4% of total net revenue. The sequential and year-over-year decreases were primarily due to weak sales and purchase transaction volumes as a result of the nationwide market slowdown.

•                      Revenue from primary and commercial services was RMB14.5 million (US$2.3 million), representing a decrease of 44.7% from RMB26.2 million in the first quarter of 2014, a decrease of 66.9% from RMB43.8 million in the second quarter of 2013, and 11.8% of total net revenue. The sequential and year-over-year decreases were primarily due to the depressed market, as well as some projects delays.

•                      Revenue from mortgage management services was RMB12.5 million (US$2.0 million), representing an increase of 8.7% from RMB11.5 million in the first quarter of 2014, an increase of 34.4% from RMB9.3 million in the second quarter of 2013, and 10.2% of total net revenue. The sequential and year-over-year increases were primarily due to the expansion of the Company’s mortgage credit loans business.

•                      Revenue from franchise services was RMB6.9 million (US$1.1 million), representing an increase of 97.1% from RMB3.5 million in the first quarter of 2014, an increase of 146.4% from RMB2.8 million in the second quarter of 2013, and 5.6% of total net revenue. The sequential and year-over-year increases were mainly due to the initial franchisee fee received from the sale of franchise rights in Lanzhou.

Commissions and other agent-related costs were RMB88.8 million (US$14.3 million), representing a decrease of 10.5% from RMB99.2 million in the first quarter of 2014, a decrease of 37.9% from RMB142.9 million in the second quarter of 2013, and 72.4% of total net revenue. The sequential decrease was primarily due to lower commission expenses as a result of lower revenues from primary and commercial services. The year-over-year decrease was primarily due to lower commission expenses as a result of lower revenues from company-owned brokerage services and primary and commercial services, as well as a decrease in payroll expenses due to a reduction in the number of sales offices and sales staff.

Operating costs were RMB41.5 million (US$6.7 million), representing an increase of 5.9% from RMB39.2 million in the first quarter of 2014, a decrease of 12.6% from RMB47.5 million in the second quarter of 2013, and 33.8% of total net revenue. The year-over-year decrease was primarily due to lower rental costs attributable to a reduction in the number of sales offices in operation, and was partially offset by higher costs related to sales office closures.

Selling, general and administrative expenses were RMB42.1 million (US$6.8 million), representing a decrease of 18.1% from RMB51.4 million in the first quarter of 2014, a decrease of 21.9% from RMB53.9 million in the second quarter of 2013, and 34.3% of total net revenue. The sequential and year-over-year decreases were primarily due to a decrease in marketing expenses, provisions for bad debt, and other general and administrative expenses.

Loss from operations was RMB49.9 million (US$8.0 million), compared to loss from operations of RMB54.9 million in the first quarter of 2014, and loss from operations of

RMB30.6 million in the second quarter of 2013. Non-GAAP(2) loss from operations was RMB49.9 million (US$8.0 million), compared to non-GAAP loss from operations of RMB54.9 million in the first quarter of 2014, and non-GAAP loss from operations of RMB32.1 million in the second quarter of 2013.

Net loss attributable to IFM Investments Limited was RMB38.8 million (US$6.3 million), compared to a net loss attributable to IFM Investments Limited of RMB47.5 million in the first quarter of 2014, and a net loss attributable to IFM Investments Limited of RMB23.7 million in the second quarter of 2013. Non-GAAP net loss attributable to IFM Investments Limited was RMB38.8 million (US$6.3 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB47.4 million in the first quarter of 2014, and a non-GAAP net loss attributable to IFM Investments Limited of RMB25.2 million in the second quarter of 2013.

Basic and diluted net loss per American depositary share (“ADS”) were RMB2.61 (US$0.42) and RMB2.61 (US$0.42), respectively. Non-GAAP basic and diluted net loss per ADS were RMB2.61 (US$0.42) and RMB2.61 (US$0.42), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

Cash Flow

As of June 30, 2014, the Company had cash and cash equivalents of RMB36.9 million (US$5.9 million). Net cash used in operating activities in the second quarter of 2014 was RMB62.2 million (US$10.0 million), compared to net cash used in operating activities of RMB48.2 million in the first quarter of 2014, and net cash used in operating activities of RMB33.6 million in the second quarter of 2013. The sequential increase was mainly due to the expansion of the Company’s property refinancing activities in the second quarter of 2014. The year-over-year increase was mainly due to an increase in operating loss and the expansion of the Company’s property refinancing activities in the second quarter of 2014. Net cash provided by investing activities in the second quarter of 2014 was RMB5.9 million (US$1.0 million). This was primarily the result of the net effect of providing and receiving repayments on mortgage credit loans of RMB9.5 million (US$1.5 million), as well as the purchase of property, plant and equipment of RMB3.6million (US$0.6 million).

Other Event

In April 2014, the Company entered into a supplemental agreement relating to the acquisition of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with the non-controlling shareholder of Shanggu. Pursuant to the supplemental agreement, the put right of the non-controlling shareholder of Shanggu to require the Company to acquire another 35% of the equity interest of Shanggu between 2014 and 2019 was waived. As a result, the redeemable non-controlling interest has been de-recognized. However, the Company is still considering the appropriate accounting treatment for the above transaction as to certain financial statement line items within the shareholders’ equity. Therefore, the Company determined to disclose only total shareholders’ equity in this press release.

(2)  Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

Revision

On June 15, 2011, the Company, through its wholly-owned subsidiary Genius National Investments Limited, acquired a 55% equity interest in Shanggu, and recorded goodwill of RMB128.7 million on its balance sheet. The Company performed annual goodwill impairment tests and recorded goodwill impairment losses of RMB26.2 million, RMB10.8 million and RMB20.4 million for the years ended December 31, 2011, 2012 and 2013, respectively.

In the second quarter of fiscal 2014, the Company discovered that a portion of goodwill impairment and amortization of intangible assets should be reclassified between controlling interest and non-controlling interest in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. The Company assessed the materiality of this classification error under the guidance in ASC250-10 relating to the Securities and Exchange Commission’s Staff Accounting Bulletin No. 99, Materiality, and concluded that the previously issued financial statements for the years ended December 31, 2011, 2012 and 2013 were not materially misstated taken as a whole from quantitative and qualitative perspectives. The impacted line items included redeemable non-controlling interest, accumulated deficit, non-controlling interest, net loss attributed to non-controlling interest, net loss attributed to IFM investments limited, basic and diluted net loss per share and basic and diluted net loss per ADS. The classification adjustment had no impact on the Company’s total shareholders’ equity, net revenue, net loss and cash flows. The revision for the classification adjustment to the Company’s consolidated balance sheet and statement of operations as of December 31, 2011, 2012, 2013 and for the years ended December 31, 2011, 2012 and 2013, will be reflected in the Company’s Annual Report on Form 20-F for the year ending December 31, 2014, and is also reflected in the Company’s balance sheet as of December 31, 2013 included herein.

The effect of the revision on the line items within the previously issued consolidated financial statements of the Company is as follows (in thousands, except per share and per ADS data):

(In RMB)	As reported	As revised	As reported	As revised	As reported	As revised
	December 31, 2011		December 31, 2012		December 31, 2013
Balance Sheets
Redeemable Non-controlling interest	66,181	55,340	69,430	53,752	67,161	42,779
Accumulated deficit	(638,380)	(626,144)	(691,891)	(674,134)	(774,911)	(747,285)
Non-controlling interest	9,124	7,729	9,304	7,225	8,650	5,406

	For the year ended December 31, 2011		For the year ended December 31, 2012		For the year ended December 31, 2013
Operations data
Net (income)/loss attributed to non-controlling interest	3,895	16,131	(3,427)	2,094	2,923	12,792
Net loss attributable to IFM investments Limited	(336,515)	(324,279)	(53,511)	(47,990)	(83,020)	(73,151)
Net loss per share, basic and diluted	(0.50)	(0.49)	(0.08)	(0.07)	(0.12)	(0.11)
Net loss per ADS, basic and diluted	(22.66)	(21.84)	(3.61)	(3.23)	(5.59)	(4.93)

Network Update

During the second quarter of 2014, the Company’s CENTURY 21® China Real Estate network covered 23 major cities with an average of more than 865 sales offices, including an average of 192 company-owned sales offices in operation. As of June 30, 2014, the Company’s CENTURY 21® China Real Estate network employed more than 11,800 sales professionals and staff, and maintained approximately 7.5 million property listings.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2014 will be in the range of RMB100 million to RMB110 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on August 19, 2014, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-845-675-0437

United States Toll Free: +1-866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until August 27, 2014 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC”. For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Nick Beswick

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	June 30,	June 30,
	2013	2014	2014
	RMB	RMB	US$
	Revised*

ASSETS
Current assets:
Cash and cash equivalents	145,610	36,868	5,943
Restricted cash	13,235	8,845	1,426
Accounts receivable, net	168,872	148,093	23,872
Amounts due from related parties	142	142	23
Loans receivable	121,133	179,038	28,860
Prepaid expenses and other current assets	44,479	37,170	5,992
Deferred tax assets	9,630	11,974	1,930
Total current assets	503,101	422,130	68,046
Non-current assets:
Investment in associates	15,215	15,689	2,529
Property and equipment, net	33,434	31,084	5,011
Intangible assets, net	84,747	82,322	13,270
Goodwill	83,559	83,559	13,469
Other non-current assets	18,207	17,260	2,782
Deferred tax assets		3,292	531
Total assets	738,263	655,336	105,638
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,491	14,532	2,343
Accrued expenses and other current liabilities	328,034	335,229	54,038
Amounts due to related parties	282	7,782	1,254
Deferred revenue	19,909	12,637	2,037
Contingent consideration payable	5,623	5,623	906
Total current liabilities	364,339	375,803	60,578
Long-term deposits payable	10,582	10,823	1,745
Deferred tax liabilities	15,781	15,353	2,475
Total liabilities	390,702	401,979	64,798
Redeemable non-controlling interest **	42,779	—	—
Shareholders’ equity:
Total shareholders’ equity **	304,782	253,357	40,840
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	738,263	655,336	105,638

* The information as of December 31, 2013 has been revised to reflect the effect of revision as disclosed in the Revision section of this press release.

** Please refer to the Other Event section in this press release.

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Revised *

Net revenue	212,085	134,850	122,568	19,758
Costs and expenses:
Commissions and other agent-related costs	(142,880)	(99,160)	(88,832)	(14,319)
Operating costs	(47,527)	(39,195)	(41,528)	(6,694)
Selling, general and administrative expenses	(53,920)	(51,430)	(42,145)	(6,794)
Goodwill impairment	(20,384)	—	—	—
Net change in fair value	21,991	—	—	—
Total costs and expenses	(242,720)	(189,785)	(172,505)	(27,807)
Loss from operations	(30,635)	(54,935)	(49,937)	(8,049)
Interest income	1,277	803	151	24
Other income	1,245	6,536	2,378	383
Foreign currency exchange loss	(31)	25	(42)	(7)
Loss before income tax and share of associates’ income	(28,144)	(47,571)	(47,450)	(7,649)
Income tax	(1,912)	7	6,057	976
Share of associates’ income	500	195	279	45
Net loss	(29,556)	(47,369)	(41,114)	(6,628)
Net loss (income) attributable to non-controlling interest	5,900	(89)	2,320	374
Net loss attributable to IFM Investments Limited	(23,656)	(47,458)	(38,794)	(6,254)

Net loss attributable to ordinary shareholders	(23,656)	(47,458)	(38,794)	(6,254)

Net loss per share, basic	(0.04)	(0.07)	(0.06)	(0.01)
Net loss per share, diluted	(0.04)	(0.07)	(0.06)	(0.01)

Net loss per ADS, basic	(1.59)	(3.19)	(2.61)	(0.42)
Net loss per ADS, diluted	(1.59)	(3.19)	(2.61)	(0.42)

Number of shares used in calculating net loss per share, basic	668,108	668,823	669,233	669,233
Number of shares used in calculating net loss per share, diluted	668,108	668,823	669,233	669,233

Number of ADSs used in calculating net loss per ADS, basic	14,847	14,863	14,872	14,872
Number of ADSs used in calculating net loss per ADS, diluted	14,847	14,863	14,872	14,872

* The information for the quarter ended June 30, 2013 has been revised to reflect the effect of revision as disclosed in the Revision section of this press release.

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Revised *
GAAP loss from operations	(30,635)	(54,935)	(49,937)	(8,049)
Plus:
Share-based compensation	107	33	18	3
Goodwill impairment	20,384	—	—	—
Net change in fair value	(21,991)	—	—	—
Non-GAAP loss from operations	(32,135)	(54,902)	(49,919)	(8,046)

GAAP net loss attributable to IFM Investments Limited	(23,656)	(47,458)	(38,794)	(6,254)
Plus:
Share-based compensation	107	33	18	3
Goodwill impairment	20,384	—	—	—
Net change in fair value	(21,991)	—	—	—
Non-GAAP net loss attributable to IFM Investments Limited	(25,156)	(47,425)	(38,776)	(6,251)

GAAP net loss attributable to ordinary shareholders	(23,656)	(47,458)	(38,794)	(6,254)
Plus:
Share-based compensation	107	33	18	3
Goodwill impairment	20,384	—	—	—
Net change in fair value	(21,991)	—	—	—
Non-GAAP loss attributable to ordinary shareholders	(25,156)	(47,425)	(38,776)	(6,251)

GAAP net loss per ADS, basic	(1.59)	(3.19)	(2.61)	(0.42)
GAAP net loss per ADS, diluted	(1.59)	(3.19)	(2.61)	(0.42)

Non-GAAP net loss per ADS, basic	(1.69)	(3.19)	(2.61)	(0.42)
Non-GAAP net loss per ADS, diluted	(1.69)	(3.19)	(2.61)	(0.42)

Number of ADSs used in calculating GAAP/non-GAAP net loss per ADS, basic	14,847	14,863	14,872	14,872
Number of ADSs used in calculating GAAP/non-GAAP net loss per ADS, diluted	14,847	14,863	14,872	14,872

* The information for the quarter ended June 30, 2013 has been revised to reflect the effect of revision as disclosed in the Revision section of this press release.

IFM Investments Limited

Other Financial and Operating Data

	For the Three Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014

Company-owned brokerage services
Net revenues (in thousands of RMB)	156,154	93,526	88,688
Average number of operating sales offices(1)	322	225	192
Average monthly net revenues per operating sales office (in thousands of RMB)	162	139	154
Primary and Commercial Services
Net revenues (in thousands of RMB)	43,788	26,244	14,520
Aggregate gross floor area of properties sold (in thousand square meters)	170	83	100
Mortgage management services
Net revenues (in thousands of RMB)	9,301	11,532	12,460
Amount of referred mortgages and home equity loans (in thousands of RMB)	1,011,665	711,632	513,096
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	52,978	126,822	159,160
Franchise services
Net revenues (in thousands of RMB)	2,842	3,548	6,900
Number of regional sub-franchisors as of year-end	25	23	22

(1)         Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable quarter, divided by the number of months in such quarter.